Exhibit 12.1

Whitestone REIT
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine Months
	Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Income from continuing operations	$4,833	$3,919	$53	$1,333	$1,575
Plus: Taxes	215	305	286	225	264
Plus: Fixed charges	7,583	10,150	8,732	6,344	6,040
Total earnings	$12,631	$14,374	$9,071	$7,902	$7,879

Fixed charges
Interest expense	7,583	10,150	8,732	6,344	6,040
Total fixed charges	$7,583	$10,150	$8,732	$6,344	$6,040

Ratio of earnings to fixed charges	1.67	1.42	1.04	1.25	1.30